UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 333-257323

CUSIP NUMBER: 84752X101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form N-CSR	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
☐	Form N-CEN

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Specificity, Inc.

Full Name of Registrant

Former Name if Applicable

410 S. Ware Blvd., Suite 508

Address of Principal Executive Office (Street & Number)

Tampa, FL 33619

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its audit and preparation of its Form 10Q in a timely matter because of unanticipated delays.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Jason Wood	813	364-4744
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Specificity, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By:	/s/ Jason Wood
Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).